

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2022

Gerald Kozel
Chief Accounting Officer
MultiPlan Corp
115 Fifth Avenue
New York, NY 10003

      Re: MultiPlan Corp
          Form 10-K for Fiscal Year Ended December 31, 2021
          File No. 001-39228

Dear Mr. Kozel:

     We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

     After reviewing your response to this comment, we may have additional comments.

Form 10-K filed February 25, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations for the Years Ended December 31, 2021 and 2020, page 56

1.   We note your discussion identifies multiple factors for material changes in your results of operations. For example, for the year ended December 31, 2021, you attribute increase in revenues of over 25% to a variety of factors for Analytics-Based Services such as increased volume, higher savings rates, reduced effects of COVID-19, clients shifting products and acquisitions. However, you note these factors without quantifying the impact of each. For each period discussed, please quantify the change for each of the factors that you cite. Refer to Item 303(b) of Regulation S-K.

     In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Nasreen Mohammed at 202-551-3773 or Joel Parker at 202-551-3651 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services